Exhibit 99.1

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS REFUTES GREENLIGHT’S LATEST PRESS RELEASE

April 18, 2008, Aurora, Ontario, Canada – MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) responded today to the press release issued earlier today by Greenlight Capital with respect to Greenlight’s shareholder proposal and the reorganization proposal that has the support of over 50% of the holders of MID’s Class A Subordinate Voting Shares.

MID’s position with respect to the Greenlight shareholder proposal is set out in the proxy circular dated April 4, 2008 that was mailed to all MID shareholders.  With respect to the MID reorganization proposal, the MID Board has constituted a special committee to review that proposal and the committee is in the process of reviewing it.  MID does not intend to make any further comments until the committee has finished its work, including in response to any further statements from Greenlight.

“We continue to be disappointed by Greenlight’s unwarranted public disparagement of the MID Board,” said John Simonetti, Chief Executive Officer of MID.  “Unfortunately, since the time of our spin-off in 2003, Greenlight has repeatedly resorted to these types of tactics in an attempt to intimidate the Company and impose its views as to how MID is structured, managed and operated.  Greenlight’s oppression application, which contained many of the same claims and mischaracterizations, is currently under appeal but was dismissed in its entirety in October 2006.”

About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna International Inc. and its subsidiaries in North America and Europe.  MID also acquires land that it intends to develop for mixed-use and residential projects.  MID holds a controlling interest in Magna Entertainment Corp., North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.

For further information about this press release, please contact Richard Crofts, MID’s Executive Vice-President, Corporate Development, General Counsel and Secretary, at 905-726-7505.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable securities legislation.  Forward-looking statements may include, among others, statements relating to the reorganization proposal and the terms and conditions of such proposal.  Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements.  Forward-looking statements should not be read as guarantees of future events or results and will not necessarily be accurate indications of whether or the times at or by which such future events or results will be achieved.  Undue reliance should not be placed on such statements.  Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements.  Important factors that could cause such differences include, but are not limited to, the risks set forth in the “Risk Factors” section in MID’s Annual Information Form for 2007, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2007, which investors are strongly advised to review.  The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements.  Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.